* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 10:59 p.m. Eastern Time on April 12, 2026.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON

If you would like to vote at in person, please attend the Extraordinary General Meeting to be held on April 15, 2026, at 11 a.m. Hong Kong Time (April 14, 2026 at 11 p.m. U.S. Eastern Time), at Rooms 1101-4, 11/F Harcourt House, 39 Gloucester Road Wanchai, Hong Kong.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2026 EXTRAORDINARY GENERAL MEETING - ROMA GREEN FINANCE LIMITED

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.

1. RESOLVED AS AN ORDINARY RESOLUTION THAT:

i) the consolidation of each of the issued and unissued class A ordinary shares of a par value of US$0.001 each ("Class A Shares"), class B ordinary shares of a par value of US$0.001 each ("Class B Shares") and undesignated shares of a par value of US$0.001 each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- two hundred and fifty (250) (the "Range"), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the "Board") in its sole discretion by no later than October 12, 2026, being 180 days after the date of the 2026 Extraordinary Meeting (the "Share Consolidation") be and is hereby approved;

ii) the Board be authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact ratio of the Share Consolidation and effective date of such Share Consolidation by no later than October 12, 2026, being 180 days after the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Share Consolidation, and any one director (the "Director") or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion; and

iii) the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any consolidated shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the consolidated shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**
______________	______________________	______________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999

Roma Green Finance Limited
Extraordinary General Meeting
April 15, 2026 Hong Kong Time (April 14, 2026 U.S. Eastern Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Luk Huen Ling Claire, as proxy of the undersigned, with full power to appoint her substitute, and hereby authorizes her to represent and to vote all the shares of Roma Green Finance Limited, which the undersigned is entitled to vote, as specified below on this card, at the 2026 Extraordinary General Meeting of Roma Green Finance Limited on April 15, 2026, at 11 a.m. Hong Kong Time (April 14, 2026 at 11 p.m. U.S. Eastern Time), at Rooms 1101-4, 11/F Harcourt House, 39 Gloucester Road Wanchai, Hong Kong and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS.

This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Roma Green Finance Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:______________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)